VIA EDGAR

September 19, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Megan Akst

Re:	Richtech Robotics Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 1, 2023
File No. 333-273628

Dear Ms. Akst:

Richtech Robotics Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 14, 2023, regarding our Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on September 1, 2023. Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 filed September 1, 2023

Capitalization, page 35

1.	Please provide us with your calculations that support the pro forma, as adjusted cash, additional paid-in-capital, total stockholders’ equity and total capitalization or revise as necessary. In this regard, it appears the pro forma, as adjusted cash amount was determined by adding gross proceeds of $15,000,000 to historical amounts rather than net proceeds of $13,060,000. In addition, the pro forma, as adjusted additional paid in capital, total shareholders’ equity and total capitalization appear to have been determined by adding net proceeds of $12,878,000 to historical amounts rather than net proceeds of $13,060,000. Similar revisions should be made to your pro forma as adjusted net tangible book value, as necessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the pro forma table on page 35 of the Revised Registration Statement to reflect the Staff’s comment. In addition, the Company respectfully advises the Staff that it has revised the expenses table on page II-1 of the Revised Registration Statement and as a result, the net proceeds number has changed and is reflected on pages 8 and 33 of the Revised Registration Statement. Our calculations for the pro forma, as adjusted additional paid-in capital, total shareholders’ equity, and total capitalization accurately incorporate the revised net proceeds number.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Richard Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhenwu Huang
Zhenwu Huang, Chief Executive Officer

cc:	Richard Anslow, Esq.
Ellenoff Grossman & Schole LLP